       1 of 42
                     UNITED STATES

          SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C. 20549


                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                     (Amendment No. 2)*

               Nobel Education Dynamics, Inc.
                      (Name of Issuer)
               Common Stock, $0.001 Par Value
               (Title of Class of Securities)

                          65488410
                       (CUSIP Number)
   Terrance P. McGuire, c/o Testa, Hurwitz & Thibeault,
           53 State Street, Boston, MA  02109
                      (617) 248-7000
  (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications)
                       August 24, 1995
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       2 of 42
                        SCHEDULE 13D

CUSIP NO. 65488410                      Page 2 of 42 Pages
__________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edison Venture Fund II, L.P. 22-3069982
__________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  ___
                                                       (b)  ___
__________________________________________________________________
 3   SEC USE ONLY

__________________________________________________________________
 4   SOURCE OF FUNDS*

     N/A
__________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         ___
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
__________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
__________________________________________________________________
                7   SOLE VOTING POWER
                    0
  NUMBER OF    ___________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          2,516,129
    EACH       ___________________________________________________
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       ___________________________________________________
               10   SHARED DISPOSITIVE POWER
                    2,516,129
__________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,516,129
__________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ___
     CERTAIN SHARES*
__________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%
__________________________________________________________________
14   TYPE OF REPORTING PERSON *

     PN
__________________________________________________________________
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                        ATTESTATION.

       3 of 42
                        SCHEDULE 13D

CUSIP NO. 65488410                      Page 3 of 42 Pages

__________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edison Partners II, L.P.  22-3069978
__________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  ___
                                                       (b)  ___
__________________________________________________________________
 3   SEC USE ONLY

__________________________________________________________________
 4   SOURCE OF FUNDS*

     N/A
__________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
__________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
__________________________________________________________________
                7   SOLE VOTING POWER
                    0
  NUMBER OF    ___________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        2,516,129
  OWNED BY     ___________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON      ___________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                    2,516,129
__________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,516,129
__________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ___
     CERTAIN SHARES*
__________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%
__________________________________________________________________
14   TYPE OF REPORTING PERSON *

     PN
__________________________________________________________________
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                        ATTESTATION.

       4 of 42
                        SCHEDULE 13D

CUSIP NO. 65488410                      Page 4 of 42 Pages

__________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John H. Martinson          ###-##-####
__________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  ___
                                                       (b)  ___
__________________________________________________________________
 3   SEC USE ONLY

__________________________________________________________________
 4   SOURCE OF FUNDS*

     N/A
__________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        ___
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
__________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
__________________________________________________________________
                7   SOLE VOTING POWER
                    0
  NUMBER OF    ___________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        2,516,129
  OWNED BY     ___________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON      ___________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                    2,516,129
__________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,516,129
__________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ___
     CERTAIN SHARES*
__________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%
__________________________________________________________________
14   TYPE OF REPORTING PERSON *

     IN
__________________________________________________________________
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                        ATTESTATION.

       5 of 42
                        SCHEDULE 13D

CUSIP NO. 65488410                      Page 5 of 42 Pages

__________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard J. Defieux         ###-##-####
__________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  ___
                                                       (b)  ___
__________________________________________________________________
 3   SEC USE ONLY

__________________________________________________________________
 4   SOURCE OF FUNDS*

     N/A
__________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        ___
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
__________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
__________________________________________________________________
                7   SOLE VOTING POWER
                    0
  NUMBER OF    ___________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        2,516,129
  OWNED BY     ___________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON
    WITH       ___________________________________________________
               10   SHARED DISPOSITIVE POWER
                    2,516,129
__________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,516,129
__________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ___
     CERTAIN SHARES*
__________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%
__________________________________________________________________
14   TYPE OF REPORTING PERSON *

     IN
__________________________________________________________________
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                        ATTESTATION.

       6 of 42
                        SCHEDULE 13D

CUSIP NO. 65488410                      Page 6 of 42 Pages

__________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gustav H. Koven, III       ###-##-####
__________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  ___
                                                       (b)  ___
__________________________________________________________________
 3   SEC USE ONLY

__________________________________________________________________
 4   SOURCE OF FUNDS*

     N/A
__________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        ___
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
__________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
__________________________________________________________________
                7   SOLE VOTING POWER
                    0
  NUMBER OF    ___________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        2,516,129
  OWNED BY     ___________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON      ___________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                    2,516,129
__________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,516,129
__________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ___
     CERTAIN SHARES*
__________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%
__________________________________________________________________
14   TYPE OF REPORTING PERSON *

     IN
__________________________________________________________________
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                        ATTESTATION.

       7 of 42 Pages
                        SCHEDULE 13D

CUSIP NO. 65488410                      Page 7 of 42 Pages

__________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Martin G. Chilek           ###-##-####
__________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  ___
                                                       (b)  ___
__________________________________________________________________
 3   SEC USE ONLY

__________________________________________________________________
 4   SOURCE OF FUNDS*

     N/A
__________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
__________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
__________________________________________________________________
                7   SOLE VOTING POWER
                    0
  NUMBER OF    ___________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        2,516,129
  OWNED BY     ___________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON      ___________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                    2,516,129
__________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,516,129
__________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ___
     CERTAIN SHARES*
__________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%
__________________________________________________________________
14   TYPE OF REPORTING PERSON *

     IN
__________________________________________________________________
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                        ATTESTATION.

       8 of 42
                        SCHEDULE 13D

CUSIP NO. 65488410                      Page 8 of 42 Pages

__________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas A. Smith            ###-##-####
__________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  ___
                                                       (b)  ___
__________________________________________________________________
 3   SEC USE ONLY

__________________________________________________________________
 4   SOURCE OF FUNDS*

     N/A
__________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
__________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
__________________________________________________________________
                7   SOLE VOTING POWER
                    0
  NUMBER OF    ___________________________________________________
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        2,516,129
  OWNED BY     ___________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON      ___________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                    2,516,129
__________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,516,129
__________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ___
     CERTAIN SHARES*
__________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%
__________________________________________________________________
14   TYPE OF REPORTING PERSON *

     IN
__________________________________________________________________
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                        ATTESTATION.


       9 of 42
Item 1.        Security and Issuer.

     (a)  This statement relates to common stock, par value
$.001 per share ("Common Stock"), of Nobel Education
Dynamics, Inc., a Delaware corporation (the "Issuer" or the
"Company").

     (b) The principal executive offices of the Issuer are located at Rosetree Corporate Center II, 1400 Providence
Road, Suite 3055, Media, PA 19063.

Item 2.        Identity and Background.

     (a) This statement is being filed by: Edison Venture Fund II, L.P. ("Edison II"); Edison Partners II, L.P. ("Edison Partners II"); John H. Martinson, Richard J. Defieux, Gustav H. Koven, III, Martin Chilek and Thomas A. Smith (collectively, the "General Partners"). The General Partners, Edison II, and Edison Partners II collectively are referred to as the "Reporting Persons."

     (b)  The principal business address of the Reporting
Persons is 997 Lenox Drive, #3, Lawrenceville, NJ 08648.

     (c) Edison II is a private limited partnership engaged primarily in making private placement investments in securities of companies. Edison Partners II is the sole general partner of Edison II. The General Partners are general partners of Edison Partners II.

     (d) & (e)  Each of the Reporting Persons has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Edison II and Edison Partners II are limited partnerships organized under the laws of the State of Delaware. Each General Partner is a US citizen.

       10 of 42
     Item 3.   Source and Amount of Funds or Other Consideration.

     On August 19, 1994, Edison II and Edison Venture Fund
II-Pa, L.P. ("Edison II-Pa"), a Pennsylvania limited partnership of which Edison Partners II is the sole general partner, acquired directly from the Issuer in a private placement an aggregate of 2,500,000 shares of the Company's
Series C Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), a Series 1 Warrant (the "Series 1 Warrant"), and a Series 2 Warrant to purchase 500,000 shares of Common
Stock for $1.00 per share (the "Series 2 Warrant", and collectively with the Series 1 Warrant, the "Warrants"), at an aggregate purchase price of $2,500,000.00 as reported in the Schedule 13D dated August 26, 1994, filed by the parties hereto and Edison II-Pa. Edison II acquired 2,096,774 shares of the Preferred Stock and Warrants to purchase an aggregate of 838,710 shares of Common Stock. Edison II-Pa acquired 403,226 shares of the Preferred Stock and Warrants to purchase an aggregate of 161,290 shares of Common Stock.

     On November 14, 1994, Edison II-Pa sold 403,226 shres of the Preferred Stock, a Series 1 Warrant to purchase 80,645 shares of Common Stock, and a Series 2 Warrant to purchase 80,645 shares of Common Stock to A. J. Clegg, Chairman of the Issuer, at an aggregate price of $403,226.00 as reported in Amendment No. 1 to
Schedule 13D dated November 14, 1994, filed by the parties hereto and Edison II-Pa.

     The Preferred Stock is convertible into Common Stock in accordance with the terms of the Preferred Stock as set forth in the Issuer's Amended Certificate of Incorporation. The Warrants can not be exercised until certain conditions are met. The Series 1 Warrant to purchase 419,355 shares of Common Stock became exercisable on August 24, 1995.

Item 4.        Purpose of Transaction.

     Edison II acquired the Preferred Stock and Warrants for investment purposes in the ordinary course of business and not with any purpose of changing control of the Issuer. Edison II currently intends to hold such securities for investment, but may, at some future time depending on market conditions and other factors, acquire additional securities (though one or more market purchases or purchases in private transactions) or dispose of all or a portion of the securities which it now owns or hereafter may acquire (through one or more market or private transactions or distributions to partners in accordance with their partnership agreements). Except as set forth above, Edison II does not have any present plans or proposals which relate to or would result in any of the actions describe in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of Issuer.

     (a) Edison II owns beneficially and of record securities currently convertible into or exercisable for 2,516,129 shares of Common Stock. Edison Partners II, the sole general partner of Edison II, and the General Partners, the general partners of Edison Partners II, may be deemed to beneficially own the securities held by Edison II.

       11 of 42
     Percent of Class: Edison II owns beneficially 15.7% of the Common Stock of the Issuer. Edison Partners II and each of the General Partners may be deemed to beneficially own
15.7% of the Common Stock of the Issuer.

     The percentages are based on the 15,645,063 shares of Common Stock reported to be outstanding on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, including as outstanding for the purpose of such calculation the shares of Common Stock Edison II may have any right to acquire within 60 days.

     None of the General Partners, Edison II or Edison
Partners II beneficially owns any other shares of Common
Stock. Each of the General Partners hereby disclaims any beneficial ownership in any securities except to the extent of his pecuniary interest therein.

     (b)  Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote:
                    Edison II, 0; Edison Partners II, 0;
                    Martinson, 0; Defieux, 0; Chilek, 0; Smith, 0;
                    and Koven, 0.

           (ii)     shared power to vote or to direct the vote:
                    Edison II, 2,516,129; Edison Partners, II,
                    2,516,129; Martinson, 2,516,129; Defieux, 2,516,129;
                    Chilek, 2,516,129; Smith, 2,516,129;
                    and Koven, 2,516,129.

          (iii)     sole power to dispose or to direct the
                    disposition of:
                    Edison II, 0; Edison Partners II, 0;
                    Martinson, 0; Defieux, 0; Chilek, 0; Smith, 0;
                    and Koven, 0.

          (iv) shared power to dispose or to direct the disposition of:
                    Edison II, 2,516,129; Edison Partners, II, 2,516,129; Martinson, 2,516,129; Defieux, 2,516,129;
                    Chilek, 2,516,129; Smith, 2,516,129;
                    and Koven, 2,516,129.

     (c)  None of the General Partners, Edison II or Edison
Partners II have effected any transactions in the Common
Stock during the past sixty (60) days except for the transactions as reported herein.

     (d)  No other interested persons.

     (e)  Not applicable.

       12 of 42
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     John Martinson is a member of the Board of Directors of the Issuer.

     (a)  Joint Filing Agreement Pursuant to Rule 3d-1(f)(iii).

     (b)  Registration Rights Agreement dated August 19,
1994, among the Issuer and each of the several Purchasers named in Schedule I to the Series C Convertible Preferred
Stock Purchase Agreement dated as of August 19, 1994.*

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1 - Joint Filing Agreement Pursuant to Rule 3d-1(f)(iii).

     Exhibit 2 - Registration Rights Agreement dated August
19, 1994, among the Issuer and each of the several
Purchasers named in Schedule I to the Series C Convertible
Preferred Stock Purchase Agreement dated as of August 19,
1994.*

     Exhibit 3 - Series 1 Common Stock Purchase Warrant dated August 19, 1994.

     Exhibit 4 - Series 2 Common Stock Purchase Warrant dated August 19, 1994.

* Originally filed as a paper exhibit to the Schedule 13D dated
August 26, 1994, as amended by Amendment No. 1 to Schedule
13D dated November 14, 1994, by the parties hereto and Edison II-Pa, which, along with the amendment, is incorporated herein by reference and need not be refiled pursuant to Item 101(a)(2)(ii) of Regulation S-T.

        [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


      13 of 42
                          SIGNATURE

     After reasonable inquiry and as to the best of our

knowledge and belief, we certify that the information set

forth in this statement is true, complete and correct.

Dated: August 29, 1995        EDISON VENTURE FUND II, L.P.

                              By:  Edison Partners II, L.P.,
                                   General Partner

                              By:  /s/ John H. Martinson
                                   General Partner

                              EDISON PARTNERS II, L.P.

                              By:  /s/ John H. Martinson
                                   General Partner

                              /s/ John H. Martinson
                              John H. Martinson

                              /s/ Richard J. Defieux
                              Richard J. Defieux

                              /s/ Gustav H. Koven, III
                              Gustav H. Koven, III

                              /s/ Martin G. Chilek
                              Martin G. Chilek

                              /s/ Thomas A. Smith
                              Thomas A. Smith



       14 of 42
                                                   EXHIBIT 1

                          Agreement

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on
Schedule 13D, as amended, need be filed with respect to ownership by each of the undersigned of capital stock of Nobel Education Dynamics, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: August 29, 1995        EDISON VENTURE FUND II, L.P.

                              By:  Edison Partners II, L.P.,
                                   General Partner

                              By:  /s/ John H. Martinson
                                   General Partner

                              EDISON PARTNERS II, L.P.

                              By:  /s/ John H. Martinson
                                   General Partner

                              /s/ John H. Martinson
                              John H. Martinson

                              /s/ Richard J. Defieux
                              Richard J. Defieux

                              /s/ Gustav H. Koven, III
                              Gustav H. Koven, III

                              /s/ Martin G. Chilek
                              Martin G. Chilek

                              /s/ Thomas A. Smith
                              Thomas A. Smith